UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                           (Amendment No. __________*)


                           Chromcraft Revington, Inc.
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                                (Name of Issuer)
                                  Common Stock
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                         (Title of Class of Securities)
                                   171117-10-4
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                                 (CUSIP Number)


                                 March 15, 2002
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |X|  Rule 13d-1(b)

         | |  Rule 13d-1(c)

         | |  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G

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CUSIP NO.    171117-10-4              PAGE       2        OF       6       PAGES
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    1  NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                 GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Chromcraft Revington Employee Stock Ownership Plan Trust
                 I.R.S. Identification No. (of the Trust) : 75-3047341
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    2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A)  | |
                                                                        (B)  | |
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    3  SEC USE ONLY

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    4  CITIZENSHIP OR PLACE OF ORGANIZATION

                 Illinois
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          NUMBER OF              5     SOLE VOTING POWER

           SHARES                               0
                                 -----------------------------------------------
        BENEFICIALLY             6     SHARED VOTING POWER

          OWNED BY                              2,000,000
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            EACH                 7     SOLE DISPOSITIVE POWER

          REPORTING                             0
                                 -----------------------------------------------
           PERSON                8     SHARED DISPOSITIVE POWER

            WITH                                2,000,000
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  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 2,000,000
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10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* | |

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11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 33.2%
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12     TYPE OF REPORTING PERSON*

                 BK, EP
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CUSIP NO.    171117-10-4              PAGE       3        OF       6       PAGES
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ITEM 1.

         (a)      Name of Issuer:

                  Chromcraft Revington, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1100 North Washington Street
                  Delphi, Indiana 46923

ITEM 2.

         (a)      Name of Person(s) Filing:

                  GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Chromcraft Revington Employee Stock Ownership Plan Trust

         (b)      Address of Principal Business Office or, if none, Residence:

                  1301 West Oak Street, Suite 702
                  Oak Brook, Illinois 60523

         (c)      Citizenship:

                  Illinois

         (d)      Title of Class of Securities:

                  Common Stock

         (e)      CUSIP Number:

                  171117-10-4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240.13d-1(b) OR SS.SS. 240.13d-2(b) OR (d), CHECK WHETHER THE PERSON FILING IS A:

         (a)      | |      Broker or dealer registered under section 15 of the
                           Act (15 U.S.C. 78o).

         (b)      |X|      Bank as defined in section 3(a)(6) of the
                           Act (15 U.S.C. 78c).

         (c)      | |      Insurance company as defined in section 3(a)(19) of
                           the Act (15 U.S.C. 78c).

         (d)      | |      Investment company registered under section 8 of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

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CUSIP NO.    171117-10-4              PAGE       4        OF       6       PAGES
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         (e)      | |      An investment adviser in accordance
                           with ss.240.13d-1(b)(1)(ii)(E);

         (f)      |X|      An employee benefit plan or endowment fund in
                           accordance with ss.240.13d-1(b)(1)(ii)(F);

         (g)      | |      A parent holding company or control person in
                           accordance with ss.240.13d-1(b)(1)(ii)(G);

         (h)      | |      A savings associations as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      | |      A church plan that is excluded from the definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      | |      Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:

               GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Chromcraft Revington Employee Stock Ownership Plan Trust: 2,000,000

         (b)   Percent of class:

               GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Chromcraft Revington Employee Stock Ownership Plan Trust: 33.2%

         (c)   Number of shares as to which the person has:

               (i)  Sole power to vote or to direct the vote:

                     GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Chromcraft Revington Employee Stock Ownership Plan Trust: 0

               (ii) Shared power to vote or to direct the vote:

                     GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Chromcraft Revington Employee Stock Ownership Plan Trust: 2,000,000

               (iii) Sole power to dispose or to direct the disposition of:

                     GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Chromcraft Revington Employee Stock Ownership Plan Trust: 0

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CUSIP NO.    171117-10-4              PAGE       5        OF       6       PAGES
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               (iv)  Shared power to dispose or to direct the disposition of:

                     GreatBanc Trust Company, not in its individual or corporate capacity, but solely as trustee of the Chromcraft Revington Employee Stock Ownership Plan Trust: 2,000,000

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.
         | |

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Subject to the terms and conditions of the Chromcraft Revington Employee Stock Ownership Plan Trust (the "Trust") and the related plan, particpants in the Chromcraft Revington Employee Stock Ownership Plan are entitled to receive certain distributions or assets held by the Trust. Such distributions may include proceeds from dividends on, or the sale of, shares of Common Stock reflected in this Schedule 13G. The respective participant's accounts may have the right to receive, or direct the receipt of, dividends on, or proceeds from the sale of, the Common Stock.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.

ITEM 10. CERTIFICATION

         By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO.    171117-10-4              PAGE       6        OF       6       PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, as Trustee of the Chromcraft Revington Employee Stock Ownership Plan Trust, the undersigned certifies that the information set forth in this statement is true, complete and correct.





Date: April 26, 2002            GREATBANC TRUST COMPANY, NOT IN ITS INDIVIDUAL
                                 OR CORPORATE CAPACITY, BUT SOLELY AS TRUSTEE OF THE CHROMCRAFT REVINGTON EMPLOYEE STOCK OWNERSHIP PLAN TRUST



                                 By      /s/     Marilyn Marchetti
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                                 Marilyn Marchetti, Authorized Trust Officer